UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Two Roads Shared Trust
(Name of Issuer)
Exchange Traded Product
(Title of Class of Securities)
90214Q642
(CUSIP Number)
12/30/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
90214Q642


1
Names of Reporting Persons

Foundations Investment Advisors LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Arizona, US
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power


  12,765,264.392

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


12,765,264.392

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

12,765,264.392
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

77.02%
12
Type of Reporting Person (See Instructions)

IA
Item 1.
(a)	Name of Issuer: Two Roads Shared Trust
(b)	Address of Issuers Principal Executive Offices:
      225 Pictoria Drive, Suite 450
      Cincinnati, OH 45246
Item 2.
(a)	Name of Person Filing: Foundations Investment Advisors LLC
(b)	Address of Principal Business Office or, if None, Residence:
      4310 East Cotton Center Blvd., Suite 120
      Phoenix, AZ 85040
(c)	Citizenship:	USA
(d)	Title and Class of Securities: Exchange Traded Product
(e)	CUSIP No.:  90214Q642
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is
a:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
of the Act;
(d)	[_]	Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e)	X	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  12,765,264.392
 (b)	Percent of Class:  77.02%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
12,765,264.392
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition
of: 12,765,264.392
(iv)	Shared power to dispose or to direct the disposition
of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent
holding company or control person.
Item 8.	Identification and classification of members of the
group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: 01/23/2023


/s/ Signature
Ernest J.C'DeBaca, COO, CCO & General Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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